December 20, 2006	direct phone: 515-242-2450 direct fax: 515-323-8550 email: martino@brownwinick.com
U.S. Securities & Exchange Commission
Attn: Jeffrey P. Riedler
Assistant Director
100 F. Street, NE
Washington, DC 20549

Re:	Victory Renewable, LLC Registration Statement on Form SB-2 File No. 333-134257
Dear Mr. Riedler:
Please accept this letter as a request by Victory Renewable Fuels, LLC (the “Company”) to accelerate the effective date of the registration statement currently pending before the Commission to Friday, December 22, 2006 at 10:00 a.m. EST or as soon as reasonably practicable thereafter. We believe none of the circumstances described in Rule 461(b) exist and that acceleration of the effective date is proper and beneficial.
We acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact us with any questions or concerns.

Very truly yours,
/s/ Laura N. Martino
Laura N. Martino